UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, New York 10036

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Knighthead Capital Management, LLC (the “Reporting Person”) on August 7, 2019 (the “Original Schedule 13D”) with respect to common stock of PG&E Corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 6 hereof is incorporated by reference in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 7, 2019, the Reporting Person, solely on behalf of certain funds and accounts it manages and/or advises, submitted a letter to the Company setting forth the terms by which the Reporting Person committed to provide capital to the Company’s potential plan of reorganization.

Item 7.	Materials to be Filed as Exhibits.

99.1	Letter to the Company, dated August 7, 2019, from Knighthead Capital Management, LLC and Abrams Capital Management, L.P.

99.2	Backstop Commitment Letter, dated August 7, 2019, from Knighthead Capital Management, LLC.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2019

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member